Exhibit 4.1
October 1, 2009

Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, Kentucky 40222

Dear John:

As you know, Computershare Inc. has purchased the stock transfer business of National City Bank (“National City”).  Effective October 26, 2009 (the “Effective Date”), Computershare Trust Company, N.A. will become your transfer agent.

Your company also has a Rights Agreement dated October 23, 2001 pursuant to which National City serves as the Rights Agent.  Pursuant to Section 22 of the Rights Agreement, this serves as notice that National City will be resigning as the Rights Agent on the Effective Date.

Computershare Trust Company, N.A. agrees to serve as the successor Rights Agent beginning on the Effective Date, and will continue to provide all of the services set forth in the Rights Agreement under the terms and conditions set forth therein. Computershare Trust Company, N.A. further hereby confirms that it will be qualified to act as the successor Rights Agent under Section 22 of the Rights Agreement as it will be the principal transfer agent for your Common Shares.

We would appreciate your signing below to acknowledge your appointment of Computershare Trust Company, N.A. as successor Rights Agent, subject to the conditions set forth above.

Please feel free to contact Rachel Leon at National City Bank with any questions.

Very truly yours,	Very truly yours,

/s/ Rachel A. Leon
/s/ Michael Lang	Rachel A. Leon
Michael Lang	Assistant Vice President
Computershare Trust Company, N.A.	National City Bank

Acknowledged and Agreed:
Sypris Solutions, Inc.

/s/ John R. McGeeney
By: John R. McGeeney
Title: General Counsel
Date:  October 23, 2009